SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

August 17, 2020

VIA EDGAR

  Ms. Deborah O’Neal

  Division of Investment Management

  Securities and Exchange Commission

  100 F Street, NE

  Washington, D.C. 20549

Re:

Post-Effective Amendment No. 331 to the Registration Statement on Form N-1A of BlackRock Funds III relating to BlackRock LifePath® ESG Index Retirement Fund, BlackRock LifePath® ESG Index 2025 Fund, BlackRock LifePath® ESG Index 2030 Fund, BlackRock LifePath® ESG Index 2035 Fund, BlackRock LifePath® ESG Index 2040 Fund, BlackRock LifePath® ESG Index 2045 Fund, BlackRock LifePath® ESG Index 2050 Fund, BlackRock LifePath® ESG Index 2055 Fund, BlackRock LifePath® ESG Index 2060 Fund and BlackRock LifePath® ESG Index 2065 Fund

Dear Ms. O’Neal:

On behalf of BlackRock Funds III (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 331 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock LifePath® ESG Index Retirement Fund, BlackRock LifePath® ESG Index 2025 Fund, BlackRock LifePath® ESG Index 2030 Fund, BlackRock LifePath® ESG Index 2035 Fund, BlackRock LifePath® ESG Index 2040 Fund, BlackRock LifePath® ESG Index 2045 Fund, BlackRock LifePath® ESG Index 2050 Fund, BlackRock LifePath® ESG Index 2055 Fund, BlackRock LifePath® ESG Index 2060 Fund and BlackRock LifePath® ESG Index 2065 Fund (each, a “Fund” and collectively, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on August 17, 2020.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 17, 2020

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b). In addition and as discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Amendment reflects certain changes to the Funds’ investment objectives and fundamental investment policies related to concentration.

The Amendment also contains the Trust’s responses to the telephonic comments provided by Deborah O’Neal of the Staff on July 1, 2020 regarding the Trust’s Post-Effective Amendment No. 325 to its Registration Statement filed with the Commission on May 15, 2020 for the purpose of registering 10 new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses: Fund Overview—Key Facts About [Fund]—Fees and Expenses of the Fund

Comment 1:     Please provide the Staff with completed fee tables and expense examples for the Funds at least one week before effectiveness of the registration statement.

Response:    Completed fee tables and expense examples were provided supplementally to the Staff on August 11, 2020.

Comment 2:     The Staff requests confirmation that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Response:    The Funds confirm that the contractual fee waivers that will be listed in the footnotes to the Fee Tables in the Funds’ prospectuses will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Comment 3:    The Staff requests confirmation as to whether any of the contractual expense waivers listed in certain footnotes to the Fee Tables may be recouped by the investment adviser. If so, the Staff requests that each Fund consider adding disclosure in the applicable footnotes on the terms and conditions of such recoupment.

Response:    Each Fund confirms that the contractual expense waivers listed in the applicable footnotes to the Fee Tables may not be recouped by the investment adviser.

Comment 4:    Since each Fund includes “ESG” in its name, the Staff requests that each Fund consider adding an 80% investment policy in compliance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

August 17, 2020

Response:    Each Fund respectfully declines to add an 80% policy in relation to the use of “ESG” in its name. The Names Rule requires a fund to adopt an 80% investment policy in certain circumstances, including instances where the fund’s name suggests it focuses its investments in a particular type of investment, a particular industry or a particular country or geographic area, or instances where the fund’s name suggests it is exempt from certain taxes. Each Fund believes that the use of “ESG” in its name does not fall into any of those categories, as the term “ESG” does not suggest a focus on any particular type of investment, industry, country, geographic area or tax status. Rather, the term “ESG” in the Funds’ names refers to each Fund’s investment strategies and process, pursuant to which the Fund’s investment adviser obtains exposure to companies with higher environmental, social and/or governance (“ESG”) ratings by allocating and reallocating Fund assets among a combination of underlying index funds. The Funds believe this view is consistent with the adopting release for the Names Rule and the “Staff’s Frequently Asked Questions about Rule 35d-1” which clarify that the requirement to include an 80% investment policy does not apply to various terms in fund names that signify types of investment strategies as opposed to particular types of investments. In addition, the Funds are aware that the SEC has recently requested comments on the subject of the Names Rule, noting that industry practice is mixed as to whether ESG is treated as an investment strategy and exempt from the Names Rule or treated as a type of investment and subject to the Names Rule.1

Prospectuses: Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund

Comment 5:    Please consider adding disclosure to clarify which ESG factors are an area of focus and whether the investment advisor takes each of these into account when choosing investments (for example, whether the Funds place any greater emphasis on a particular area of focus as compared to others).

Response:    Each Underlying iShares ESG Fund primarily invests in securities that comprise its underlying index. In accordance with its methodology, each underlying index optimizes positive ESG exposure based on a rating of each company that takes into consideration 37 key issues across environmental, social and governance factors. Since each Fund will invest in multiple Underlying iShares ESG Funds, each comprised of issuers selected by the index provider based on consideration of an array of environmental, social and governance factors, the Funds do not anticipate placing any greater emphasis on a particular area of focus within ESG as compared to others.

1 SEC, Request for Comments on Fund Names, Release No. IC–33809 (Mar. 6, 2020), https://www.sec.gov/rules/other/2020/ic-33809.pdf.

August 17, 2020

In response to the Staff’s comment, the Funds will add the following disclosure in the section of the Funds’ prospectuses entitled “Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund”:

“While the index provider considers environmental, social and governance factors, companies included in the underlying index may exhibit positive characteristics in only one or two of these categories.”

Comment 6:    The Staff notes that the principal investment strategies indicate that each Fund will allocate and reallocate its assets amongst a combination of underlying funds “including those that seek to maximize exposure to companies with higher ESG ratings as measured by MSCI.” Please consider adding disclosure to clarify MSCI’s methodology and criteria with regard to their ESG ratings.

Response:    In response to the Staff’s comment, the Funds will make the following disclosure updates in the section of the Funds’ prospectuses entitled “Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund”:

“The index provider constructs the underlying indexes that the Underlying iShares ESG Funds seek to track by first screening out companies involved in certain business, such as tobacco, controversial weapons and firearms, and then rating companies based on relative exposure to sector-specific key issues across environmental, social and governance factors to optimize positive ESG exposure within each sector, while maintaining target tracking error to the parent index.”

The Funds note that additional information about MSCI’s methodology and criteria with regard to their ESG ratings is disclosed in the section entitled “Details About the Funds—Information About the Underlying Funds.”

Comment 7:    The Staff notes that the principal investment strategies of each Fund include the following disclosure: “Under normal circumstances, the Fund intends to invest primarily in affiliated open-end index funds and affiliated exchange-traded funds (“ETFs”). The Fund will invest, under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index….” Please consider amending the disclosure to clarify the Funds’ investment strategy, specifically whether the Funds will primarily invest in underlying funds, directly in securities or a combination of both.

Response:    The Funds do not intend to invest directly in securities. As disclosed in the principal investment strategies, each Fund allocates and reallocates its assets among a combination of underlying funds. In response to the Staff’s comment, the Funds will amend the following disclosure in the section of the Funds’ prospectuses entitled “Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund”:

August 17, 2020

“Under normal circumstances, the Fund will invest, indirectly through investments in the Underlying Funds, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index…”

Comment 8:    Please explain the Funds’ due diligence practices in applying its screening for evaluating the underlying funds and the funds represented in their custom benchmark indexes. Specifically, please clarify whether each Fund will rely on a third-party or conduct its own analysis.

Response:    BlackRock Fund Advisors (“BFA”) selects underlying funds based on a review of risk and return characteristics compared with other BlackRock-advised index funds within the same asset class. With respect to the Underlying iShares ESG Funds, BFA reviewed a variety of ESG-oriented index methodologies before selecting Underlying iShares ESG Funds that seek to track MSCI ESG Focus indexes. BFA concluded that ESG-optimized strategies, which seek to increase ESG-related scores (as quantified by MSCI), as well as other ESG-related measures including a significant reduction in carbon intensity and emissions measures, are the most appropriate passive exposure for the Funds, as each unit of active risk contributes towards increasing the portfolio’s overall ESG score. BFA further determined that ESG exposures can be achieved without sacrificing returns or significantly impacting the risk profile of the Underlying iShares ESG Funds due to the index construction methodology. BFA notes that the investment team will continue to evaluate other potential underlying funds for inclusion in the Funds’ portfolios.

Comment 9:    Please consider adding disclosure related to the custom benchmark index, including the name of the index provider and calculation agent, how many components are currently in the index, capitalization range of the securities in the index and how often the index is rebalanced.

Response:     Each Fund’s custom benchmark is a customized weighted index comprised of the following components: Bloomberg Barclays MSCI U.S. Aggregate ESG Focus Index, Bloomberg Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L), FTSE EPRA Nareit Developed Index, MSCI Canada Custom Capped Index, MSCI EAFE Extended ESG Focus Index, MSCI EAFE Small Cap Index, MSCI Emerging Markets Extended ESG Focus Index, MSCI Emerging Markets Small Cap Index, MSCI USA Extended ESG Focus Index and MSCI USA Small Cap Extended ESG Focus Index. The Funds’ custom benchmarks are created and maintained by BFA. The component indices are representative of the asset classes in which each Fund will invest according to their weightings in the custom benchmark as of the most recent quarter-end, and the component index weightings will be updated each quarter

August 17, 2020

to reflect the investment adviser’s evaluation of the Fund’s asset allocation strategy. Each Fund’s custom benchmark will have the same inception date as the Fund’s commencement of operations.

In response to the Staff’s comment, the Funds will amend the definition of “LifePath ESG Index Fund Custom Benchmark” in the section of the Funds’ prospectuses entitled “Glossary” as follows:

LifePath ESG Index Fund Custom Benchmark — a customized weighted index comprised of different indexes which are representative of the asset classes in which a Fund invests according to their weightings as of the most recent quarter end. Each LifePath ESG Index Fund Custom Benchmark is created and maintained by BFA.

Comment 10:    The Staff notes that the principal investment strategies of the Funds include the following disclosure: “A majority of the Fund’s assets will be invested in Underlying Funds that seek to track indexes that tilt toward higher ESG rated companies…” Please clarify how the Funds will “tilt” toward ESG strategies in more quantifiable terms.

Response:    The Funds note that each Underlying iShares ESG Fund, in accordance with its investment objective, seeks to track an index that “tilts” toward ESG strategies by maximizing exposure to companies with positive ESG characteristics. As noted in response to Comment 6 above, the Funds will revise the disclosure to provide additional detail about the index provider’s methodology to maximize exposure to companies with positive ESG characteristics. In response to the Staff’s comment, the Funds will make the following updates to clarify disclosure in the section of the Funds’ prospectuses entitled “Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund”:

“A majority of the Fund’s assets will be invested in Underlying Funds that seek to track an index composed of companies that have positive ESG characteristics, as determined by the index provider, while exhibiting risk and return characteristics similar to its parent index (“Underlying iShares ESG Funds”).”

Comment 11:    Please consider adding disclosure to clarify whether the Funds can invest in fixed-income underlying funds with any duration or credit quality. If they can, please consider adding a risk factor related to junk bonds. If they cannot, please consider adding disclosure explaining that the funds may invest in underlying funds of particular maturities or credit qualities.

Response:    The Funds may invest in fixed-income underlying funds with varying duration and/or credit quality. The Funds do not intend to invest in fixed-income underlying funds that invest in junk bonds as a principal investment strategy. In response to the Staff’s comment, the Funds will add the following disclosure in the section of the Funds’ prospectuses entitled “Fund Overview—Key Facts About [the Fund]—Principal Investment Strategies of the Fund”:

August 17, 2020

“The Fund does not invest in Underlying Funds that principally invest in non-investment grade bonds (commonly called “high yield” or “junk” bonds).”

Prospectuses: Fund Overview—Key Facts About [Fund]—Principal Risks of Investing in the Fund

Comment 12:     Please consider whether there are any principal risks associated with the Funds’ use of third-party data providers to determine ESG factors that should be included in the Funds’ prospectuses.

Response:     The Funds note that a principal risk of the Funds’ use of an index provider’s methodology to determine ESG factors, which may not align with an investor’s views on ESG factors, is disclosed in “Risk of ESG Investing.” This risk factor states, in relevant part: “The index provider for an Underlying Fund’s underlying index seeks to identify companies that it believes may have higher ESG ratings, but investors may differ in their views of ESG characteristics.”

Comment 13:     The Staff notes that the risk factors for the underlying funds are in alphabetical order. The Staff suggests that the Funds consider changing the order of the risk factors so that the risks of investing in a Fund that are most likely to impact the Fund’s net asset value, yield and total returns are listed toward the beginning of the risk factors.

Response:     The Funds have reviewed the risk disclosure and respectfully submit that the current order of the risk factors is appropriate. The Funds note that the principal risk factors of the Funds are ordered to reflect those risks that are most likely to impact each Fund’s net asset value, yield and total returns toward the beginning of the risk factors. The Funds also note that they have included the following disclosure in the sections entitled “Fund Overview—Key Facts About [Fund]—Principal Risks of the Underlying Funds” and “Details About the Funds—A Further Discussion of Risk Factors—Principal Risks of the Underlying Funds”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Statement of Additional Information

Comment 14:    Please consider including disclosure regarding Funds’ proxy voting policies related to ESG factors.

Response:    The Funds note that disclosure regarding proxy voting policies related to ESG factors is included in Appendix B to the Funds’ Statement of Additional Information.

August 17, 2020

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jason Rosenthal
John A. MacKinnon